UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

EN2GO INTERNATIONAL INC.
(Name of Issuer)
Common Stock, $.00001 par value
(Title of Class of Securities)
293866 109
(CUSIP Number)
Mr. Mark Sieff
DFM Management
Le Montaigne
7 Avenue de Grande Bretagne
Monte Carlo MC 9800 Monaco
011-377-979-71497
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Julian Nihill, Esq.
901 Main Street, Suite 4400
Dallas, Texas 75202
214-651-4300
July 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	293866 109

1	NAMES OF REPORTING PERSONS Offero PTC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Island of Nevis, St. Kitts & Nevis, West Indies

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,653,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,653,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,653,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 9 Pages

CUSIP No.	293866 109

1	NAMES OF REPORTING PERSONS The Abeille Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,653,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,653,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,653,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 9 Pages

CUSIP No.	293866 109

1	NAMES OF REPORTING PERSONS Abeille Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,653,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,653,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,653,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 4 of 9 Pages

CUSIP No.	293866 109
This Schedule 13D (this “Schedule 13D”) is being filed by (a) Offero PTC Limited, a corporation formed under the laws of the Island of Nevis, St.Kitts & Nevis, West Indies (“Offero PTC”), (b) (i) The Abeille Trust, a trust formed under the laws of the British Virgin Islands (“Abeille Trust”), (ii) Abeille Limited, a corporation formed under the laws of the Republic of Marshall Islands (“Abeille Ltd.”), by furnishing the information set forth below.

ITEM 1.	SECURITY AND ISSUER
This statement on Schedule 13D relates to shares of common stock, $.00001 par value (“Shares”) of EN2GO International, Inc., a Nevada corporation, (the “Issuer”). The address of the principal executive offices of the Issuer is 2921 West Olive Avenue, Burbank, California 91505.

ITEM 2.	IDENTITY AND BACKGROUND
This Schedule 13D is filed on behalf of Offero PTC, Abeille Trust and Abeille Ltd. (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim the existence of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Shares.
Offero PTC’s business address is Le Montaigne 7 Avenue de Grande Bretagne Monte Carlo MC 9800 Monaco. Offero PTC is a private trust company formed under the law of the Island of Nevis. It is the trustee of Abeille Trust and its sole purpose is to act as the trustee of Abeille Trust.
Abeille Trust is a charitable trust governed under the laws of the British Virgin Islands. The primary beneficiaries of Abeille Trust are (a) The International Red Cross, (b) RSPCA International and (c) The World Wildlife Fund International of Avenue Mont Blanc. The principal business of the Abeille Trust is to hold investments for the benefit of its beneficiaries. The address of the Abeille Trust’s principal business is Le Montaigne 7 Avenue de Grande Bretagne Monte Carlo MC 9800 Monaco.
Abeille Ltd. is corporation formed under the laws of the Republic of Marshall Islands. It is wholly owned by Abeille Trust. The principal business of Abeille Ltd. is to act as the legal owner of investments made by Abeille Trust for the benefit of its beneficiaries. The address of Abeille Ltd.’s principal business is Le Montaigne 7 Avenue de Grande Bretagne Monte Carlo MC 9800 Monaco.
During the last five years, none of the Reporting Persons or the primary beneficiaries of the Abeille Trust, to the knowledge of the Reporting Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.
Pursuant to Rule 13D-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of Shares of the Issuer.

ITEM 3.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
On July 2, 2009 Abeille Ltd. acquired 1,035,000 shares of Issuer pursuant to a private transaction with a related third party.
Additionally, on July 2, 2009 Abeille Ltd. acquired 4,550,000 share purchase warrants (the “Warrants”) with one warrant exercisable into one common share at $0.15 per share, expiring on January 30, 2012. The Warrants were acquired in connection with a convertible debenture purchased by a third party for $455,000.00 and transferred to Reporting Persons on July 2, 2009. On October 9, 2009 Abeille Ltd. exercised the Warrants and 4,550,000 Shares were issued by Issuer.

Page 5 of 9 Pages

CUSIP No.	293866 109
The Shares were acquired with working capital of the Abeille Ltd.

ITEM 4.	PURPOSE OF TRANSACTION
The Shares have been acquired by the Reporting Persons for investment purposes only.
The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) The responses of the Reporting Persons to Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. The percentages set forth in this Item 5 are calculated based upon the number of Shares (excluding those held in treasury) outstanding as of May 31, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009 and taking into consideration a decrease in the Company’s authorized capital from 900,000,000 Shares to 90,000,000 Shares effective as of September 14, 2009 approved by the Company’s Board of Directors on August 14, 2009 (the “Reverse Split”). Concurrently with the Reverse Split, the number of issued and outstanding Shares decreased on a one for ten (1:10) basis. Thus, the 1,035,000 Shares of Issuer acquired by Abeille Ltd. are now 103,500 Shares of Issuer. The Shares issued on October 9, 2009 were unaffected by the Reverse Split.
Abeille Ltd. owns 4,653,500 Shares (the “Abeille Shares”) representing 15.25% of the outstanding Shares of the Issuer when taking the Reverse Split. Neither Offero PTC nor Abeille Trust directly owns any Shares or other equity securities of the Issuer.
Since Abeille Ltd. is wholly-owned by Abeille Trust, Abeille Trust may be deemed to beneficially own the Abeille Shares.
Offero PTC is the trustee of Abeille Trust and as such exercises control over the investment decisions of Abeille Trust and indirectly of Abeille Ltd. Therefore, Offero PTC may be deemed to be the beneficial owner of the Abeille Shares.
(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the Abeille Shares which may be deemed to be beneficially owned by such Reporting Person as indicated in rows (7) through (11) and (13) of the cover pages to this Schedule 13D.
(c) During the past sixty days, Abeille Ltd. converted its debentures in the aggregate amount of $455,000 at no extra cost into 4,550,000 Shares of the Issuer at a conversion rate of $0.15 per share.
(d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Abeille Shares owned by the Reporting Persons.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER
Offero PTC is the Trustee of Abeille Trust which in turn wholly owns Abeille Ltd., which is owns the Abeille Shares.

Page 6 of 9 Pages

CUSIP No.	293866 109

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit	Description

7.1	Joint Filing Agreement Pursuant to Rule 13d-1.

Page 7 of 9 Pages

CUSIP No.	293866 109
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Offero PTC Limited
Dated: December 3, 2009	By:	/s/ Mark Sieff
		Name:	Mark Sieff
		Title:	Director

The Abeille Trust
	By:	Offero PTC Limited

Dated: December 3, 2009	By:	/s/ Mark Sieff
		Name:	Mark Sieff
		Title:	Director

Abeille Limited
Dated: December 3, 2009	By:	/s/ Mark Sieff
		Name:	Mark Sieff
		Title:	President

Page 8 of 9 Pages